UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              	   MModal Inc
                                (Name of Issuer)

                     		  Common Stock
                         (Title of Class of Securities)

                                   60689B107
                                 (CUSIP Number)

                               December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 60689B107


       1.    Names of Reporting Person

	     Steinberg Asset Management, LLC

	     I.R.S. Identification Nos. of above persons (entities only):
	     06-1623775

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power:  3,155,597
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  3,155,597
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,155,597

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     5.62%

       12.   Type of Reporting Person

	     IA

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                               CUSIP No. 60689B107

       1.    Names of Reporting Person

	     Michael A. Steinberg

	     I.R.S. Identification Nos. of above persons (entities only):

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       		 5.  Sole Voting Power:  2,100
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  2,100
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             2,100

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     IN

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Item 1. (a)  Name of Issuer: MModal Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     9009 Carothers Parkway
	     Franklin, Tennessee 37067

Item 2. (a)  Name of Person Filing
        (b)  Address of Principal Business Offices

	     Steinberg Asset Management, LLC
	     12 East 49th Street
	     Suite 1202
	     New York, NY 10017

	     Michael A. Steinberg
	     12 East 49th Street
	     Suite 1202
	     New York, NY 10017

        (c)  Citizenship:

             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities

             Common Stock

        (e)  CUSIP Number: 60689B107

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.  Ownership

	a. Amount beneficially owned:    3,157,697

	Michael A. Steinberg may be deemed to have beneficial ownership of the securities beneficially owned by Steinberg Asset Management, LLC
	and Michael A. Steinberg & Company, Inc. In addition, the securities reported as beneficially owned by Michael A. Steinberg include securities
	held by Mr. Steinberg's wife and children as well as securities	held in
	trust for Mr. Steinberg's children of which Mr. Steinberg is trustee.

	b. Percent of Class: 5.62%

	c. Number of shares as to which the person has:

	       (i) Sole power to vote or to direct the vote: 3,157,697

	      (ii) Shared power to vote or to direct the vote: 0

	     (iii) Sole power to dispose or to direct the disposition of: 3,157,697

	      (iv) Shared power to dispose or to direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012

                                       By: /s/ Steven Feld
                                       --------------------------
                                       Name:  Steven Feld
                                       Title: Managing Director